

16012113

SSION

Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2015 (MM/DD/YY) AND ENDING 12-31-2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seslia Virgin Islands Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 Crystal Gade
(No. and Street)

St Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwath Velez + Co PSC
(Name – *if individual, state last, first, middle name*)

100 Carr 165 Suite 410 (Address) Guaynabo (City) PR (State) 00968-8051 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seslia Virgin Islands Securities LLC, as of December 31, 20 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



KATHLEEN A. BENDER
COMM. # 2101797
NOTARY PUBLIC - CALIFORNIA
NEVADA COUNTY
COMM. EXPIRES MARCH 28, 2019

Notary Public

Signature

Finance Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SESLIA VIRGIN ISLANDS SECURITIES, LLC
(A Subsidiary of Seslia & Company)

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITOR'S REPORTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

SESLIA VIRGIN ISLANDS SECURITIES, LLC
(A Subsidiary of Seslia & Company)

YEARS ENDED DECEMBER 31, 2015 AND 2014

CONTENTS



Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Tel: (787) 625-1800
Fax: (787) 625-1812
www.crowehorwath.net/pr

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Seslia Virgin Islands Securities, LLC
St. Thomas, Virgin Islands

We have audited the accompanying financial statements of Seslia Virgin Islands Securities, LLC (a United States Virgin Islands Limited Liability Company), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in member's capital/stockholder's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Seslia Virgin Islands Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seslia Virgin Islands Securities, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in: Schedule I – General and administrative expenses, Schedule II – Computation of net capital Rule 15c 3-1 of the Securities and Exchange Commission and Schedule III – Reconciliation pursuant to rule 17a-5(d)(4), have been subjected to audit procedures performed in conjunction with the audit of Seslia Virgin Islands Securities, LLC's financial statements. The supplemental information is the responsibility of Seslia Virgin Islands Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Horwath Vélez & Co. PSC

February 26, 2016
License No. 16
San Juan, Puerto Rico

Puerto Rico Society of CPA's
Stamp number E185461 was
affixed to the original of this
report.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

BALANCE SHEETS

DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
Current assets		
Cash and cash equivalents	$6,804	$10,750
Accounts receivable	36,243	51,431
Prepaid expenses	10,099	9,603
Total current assets	53,146	71,784
Restricted assets		
Restricted cash	50,000	50,000
	50,000	50,000
Total assets	$103,146	$121,784

LIABILITIES & MEMBER CAPITAL

	2015	2014
Current liabilities		
Accrued liabilities	$20,250	$29,469
Due to parent company	8,554	28,609
Total current liabilities	28,804	58,078
Commitments and contingencies		
Member equity	74,342	63,706
Total liabilities and member capital	$103,146	$121,784

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Revenues		
Commissions revenue	$115,155	$162,362
Customer fees	94,312	113,162
Consulting revenue	133,653	235,580
Total Revenue	343,120	511,104
Operating expenses		
Fees and commissions	25,241	34,965
Employee compensation & benefits	320,062	380,643
General and administrative	110,181	125,271
Total operating expenses	455,484	540,879
Loss from operations	(112,364)	(29,775)
Other income		
Interest, dividends and other	0	0
Net loss before income tax	(112,364)	(29,775)
Income tax	0	0
Net loss	$(112,364)	$(29,775)

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A subsidiary of Seslia & Company)

STATEMENT OF CHANGES IN MEMBER EQUITY/STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Common Stock		
January 1,	$0	$41,314
Conversion to member capital	0	(41,314)
December 31,	$0	$0
Additional Paid in Capital		
January 1,	$0	$424,995
Conversion to member capital		(424,995)
December 31,	$0	$0
Accumulated Deficit		
January 1,	$0	$(372,828)
Conversion to member capital		372,828
December 31,	$0	$0
Accumulated Other Comprehensive Income		
January 1,	$0	$0
Comprehensive gain (loss)	0	0
December 31,	$0	$0
Total Equity		
January 1,	$0	$93,481
Conversion to member capital		(93,481)
December 31,	$0	$0
Members Capital		
January 1,	$63,706	$0
Conversion of Equity	0	$93,481
Contributions	123,000	0
Comprehensive Loss	(112,364)	(29,775)
December 31,	$74,342	$63,706

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Cash flows from operating activities:		
Net loss	$(112,364)	$(29,775)
Adjustments to reconcile net loss to net cash used in operating activities		
Decrease (increase) in:		
Accounts receivable	15,187	(24,591)
Prepaid expenses	(495)	(529)
Increase (decrease) in:		
Accrued liabilities	(9,219)	(29,659)
Due to related parties	(20,055)	14,549
Total adjustments	(14,582)	(40,230)
Net cash used in operating activities	(126,946)	(70,005)
Cash flows from investing activities:		
Withdrawal of restricted deposits	50,000	75,000
Payment of restricted deposits	(50,000)	0
Net cash provided by investing activities	0	75,000
Cash flows from financing activities:		
Capital contribution	123,000	0
Net cash provided by financing activities	123,000	0
Net increase (decrease) in cash and cash equivalents	(3,946)	4,995
Cash and cash equivalents, beginning	10,750	5,755
Cash and cash equivalents, ending	$6,804	$10,750

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company (a 100% owned subsidiary of Seslia & Company) was organized on April 30, 1992 to engage in and carry on a general securities brokerage, investment, and financial consulting business. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rule Making Board (MSRB) and eleven US states and territories. Effective January 1, 2014, the Company converted from a Corporation to a Limited Liability Company, in a tax free reorganization.

Under SEC financial responsibility rules, the Company is a fully disclosed introducing broker. As such, the customer accounts are maintained by clearing brokers, which are also responsible for collecting the purchase price, the commissions, and other fees from the customer. However, the introducing broker generally indemnifies the clearing broker for uncollected amounts from any resulting unsecured accounts of the introducing broker's customers.

Since the beginning of 2013, substantially all the Company's business is within the United States Virgin Islands.

Commissions and Related Expenses

The Company's main sources of income arise from its commissions earned on purchase and sale of securities and fees charged to customers. Commissions and related clearing expenses are recorded on a settlement date basis. Fee income is recorded as earned. In both cases, there is persuasive evidence of the existence of an arrangement, service has been rendered, the broker's price to the client is fixed or determinable and collectability is reasonably assured.

General and administrative expenses are charged to operations as incurred.

Consulting Revenue

The Company entered into a consulting agreement with the Parent to provide employees to the Parent for consulting services to their clients. This revenue represents an hourly fee for time spent on the consulting and is recorded as earned.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure at the dates of the financial statements, and the reported amounts of revenues and expenses during the

reporting period. Because of uncertainties inherent in the estimation process, it is possible that the actual results could differ from those estimates.

Concentration of Credit Risk and Other Dependencies

The Company cash deposits, including those in restricted a funded reserve accounts, are insured by the Federal Deposit Insurance Company up to $250,000. As of December 31, 2015, bank deposits do not exceed this limit.

The Company also holds cash equivalent deposits with registered investment companies, which balances are protected against broker failure by the Securities Investor Protection Corporation (SIPC) to $500,000. Amounts in registered investment companies do not exceed this limit.

Accordingly, management believes that credit risk on cash and cash equivalents, and on investments in marketable securities is not significant.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk does not represent a material risk loss with respect to the Company's financial position as of December 31, 2015.

Cash Equivalents

The Company considers short-term highly liquid investments purchased with an original maturity of three months or less, to be cash equivalents. The carry amounts of financial instruments not carried at fair value, approximate fair value, due to their short term nature.

Restricted Cash and Regulatory Requirements

The Company has classified as restricted certain cash that is not available for use in its operations. Under the agreement with one carrying and clearing broker, the Company maintains a good faith deposit totaling $50,000. This is a non-interest bearing account.

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under rule 15c3-1 of the Securities Exchange Act of 1934, which required it to maintain a minimum net capital equal to 6-2/3 percentage of its aggregate indebtedness and requires that the ration of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2015 and 2014, the Company's net capital under SEC Rule 15c3-1 was $28,033 and $15,095 respectively, and the ration of aggregate indebtedness to net capital was 103% and 384%, respectively.

Advances to affiliates, repayment of borrowing, dividend payments and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

Advertising

Advertising is charged to expense as incurred. There was no advertising expenses for the years ended December 31, 2015 and 2014.

Income Taxes

Under the Limited Liability Company structure, the Company's income tax liability, if any, will be passed to its member. As a pass through entity, since January 2014, the effects, if any, of uncertain tax positions is assumed by its sole member. The Company's income tax returns are subject to audit for a three year period after filing. Currently the Company is not subject to an income tax investigation.

Recently Issued and Adopted Accounting Standards

The Financial Accounting Standard Board has recently issued various Accounting Standard Updates, most of which do not apply to the Company. However, those that were applied as of December 31, 2015, did not affect significantly the result of operations or financial position of the Company. In addition, those that have a future application date, will not have a significant effect on the Company either.

Subsequent Events

Subsequent events have been evaluated through the date of February 26, 2016, date these financial statements were available for release. There were no significant subsequent events.

2. RELATED PARTIES

The most significant transactions with related parties consist of the following:

	2015	2014
Allocation of rent expense Parent	$15,000	$20,200
Consulting revenue from services provided to customers of Parent	$133,653	$235,580

3. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2015 and 2014 amounted to $8,734 and $8,487, respectively.

4. REGULATORY AUDIT

The Financial Industry Regulatory Authority conducted an audit of the Company during December 2014. There was no material impact on the financial statements.

5. COMMITMENTS AND CONTINGENCIES

Under verbal agreement with Parent, the Company leases office facilities, and in addition, the Parent charged 50% of their home office rental charges for first four months in 2014 and twelve months in 2014. Rent expense for the years ended December 31, 2015 and 2014 amounted to $15,000 and $20,200, respectively.

There are no named claims against the Company from customers or any other party that we are aware of as of the audit date.

6. CLEARING AGREEMENTS

The existing clearing agreement requires the Company to maintain a $50,000 deposit, which is returnable within 30 days of termination of the agreement. Either party can terminate the agreement after 30 days written notice of their intention to terminate the agreement, without an early termination fee. The deposit was made in January 2015, upon the request of the clearing broker. Furthermore, the agreement provides for a monthly minimum clearance fee of $2,000. The minimum net capital requirement is reduced because the agreement is considered a "Type B" clearing arrangement, where the Company does not handle funds of the customer.

The Company also held a clearing agreement with another broker through which no institutional trades have been made since March 2014. This agreement was terminated in August 2015 and the $50,000 deposit was returned in September 2015.

7. MANAGEMENT'S PLANS

Since 2009, the Company has been reporting losses and negative cash flows from operations due principally to the attrition and closing of the institutional business, and management has been actively seeking to improve these results. During 2014 the following actions were taken: (1) a new clearing firm for retail brokerage was utilized which resulted in significantly lower fixed cost, (2) terminated all expenses related to the institutional business, and (3) agreed with employees to only pay salaries if there was resources available. These actions taken during 2014 have translated into reducing expenses and increasing revenue in 2014. During 2015, however, revenue decreased and losses increased. During 2015 and 2014, the Company received significant revenue from consulting to clients of the parent company. It is anticipated that this will continue in 2016, but at a reduced rate. During 2015 and 2014, the Company also received support from its parent, Seslia & Company, which will continue as necessary in 2016. Management is not certain when the Company will return to self-sufficiency, however, parent is committed to continue funding the cash shortfalls during the foreseeable future.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

SCHEDULE I

GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Gross receipts taxes	$10,067	$12,106
Rent	15,000	20,200
Professional fees	38,763	38,770
Travel	2,529	7,204
Telephone	6,381	4,667
Advertising	0	0
Dues and subscriptions	9,823	9,340
Supplies	1,868	7,306
Postage	0	425
Repairs and maintenance	4,941	4,310
Meals and entertainment	741	625
Utilities	9,715	10,312
Bank fees	692	335
Miscellaneous	9,661	9,671
	$110,181	$125,271

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A subsidiary of Seslia & Company)

SCHEDULE II

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Net Capital:		
Total stockholder's equity qualified for net capital	$74,342	$63,706
Deductions and/or charges		
Non-allowable assets –		
Accounts receivable	36,210	39,007
Prepaid expenses	10,099	9,604
Due from parent	0	0
	$46,309	$48,611
Net capital before haircuts on securities positions:	28,033	15,095
Haircuts on securities (computed where applicable), Pursuant to Rule 15c3-1(f):		
Trading and investment securities:		
Other securities	0	0
	28,033	15,095
Computation of Aggregate Indebtedness:		
Items Included in consolidated statement of financial condition:		
Other liabilities	$28,804	$58,078
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$5,000	$5,000
Excess net capital at 100%	$23,033	$10,095
Ratio, aggregate indebtedness to net capital	103%	384%

(Continues)

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(a subsidiary of Seslia & Company)

SCHEDULE II (CONTINUED)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2015 & 2014

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2015 & 2014

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

SCHEDULE III

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEARS ENDED DECEMBER 31, 2015 & 2014

Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31, 2015 and 2014:

Unaudited net capital:		
Focus – II Report	$28,033	$15,095
Adjustments	-	-
	$28,033	$15,095



Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Tel: (787) 625-1800
Fax: (787) 625-1812
www.crowehorwath.net/pr

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Seslia Virgin Islands Securities, LLC
St. Thomas, Virgin Islands

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 179-5 (d)(4), in which (1) Seslia Virgin Islands Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Seslia Virgin Islands Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) and (2) Seslia Virgin Islands Securities, LLC stated that Seslia Virgin Islands Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Seslia Virgin Islands Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seslia Virgin Islands Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horwath Vélez & Co. PSC

February 26, 2016
License No. 16
San Juan, Puerto Rico

Puerto Rico Society of CPA's
Stamp number E185462 was
affixed to the original of this
report.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A subsidiary of Seslia & Company)

EXEMPTION REPORT
PURSUANT TO RULE 179-5 (d)(4)

YEAR ENDED DECEMBER 31, 2015

Seslia Virgin Islands Securities, LLC is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing, LLC through Northeast Securities), and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Sincerely,



S/Thomas E. Conk



Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Tel: (787) 625-1800
Fax: (787) 625-1812
www.crowehorwath.net/pr

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of
Seslia Virgin Islands Securities, LLC
St. Thomas, Virgin Islands

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Seslia Virgin Islands Securities, LLC, and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, LLC, SIPC, solely to assist you and the other specified parties in evaluating Seslia Virgin Islands Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Seslia Virgin Islands Securities, LLC's management is responsible for Seslia Virgin Islands Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check payments), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compare any adjustments reported in Form SIPC-7 to SIPC assessment schedule noting no adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers SIPC Assessment Schedule supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horwath Vélez & Co. PSC

February 26, 2016
License No. 16
San Juan, Puerto Rico

Puerto Rico Society of CPA's
Stamp number E185463 was
affixed to the original of this
report.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(a subsidiary of Seslia & Company)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

YEAR ENDED DECEMBER 31, 2015 AND 2014

SCHEDULE OF ASSESSMENT PAYMENTS

	2015	2014
General Assessment	$420	$694
Less payment made July	(189)	(287)
Less prior overpayment applied	203	-
Assessment balance due	28	407
Interest computed on late payment	-	-
Total assessment balance and interest due	$28	$407
Payment made with Form SIPC-7	$28	$407

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(a subsidiary of Seslia & Company)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

YEAR ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Total Revenues	$343,120	$511,104
Additions:		
None	-	-
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	$90,450	$92,828
Revenues from commodity transactions	-	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	25,241	30,093
Reimbursement for postage in connection with proxy solicitation	-	-
Net gain from securities in investment accounts	-	-
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0	165
Direct expenses of printing advertising and legal fees Incurred in connection with other revenue related to securities business (revenue defined by Section 10(9)(L) of the Act)	-	-
Other revenue not related either directly or indirectly to the securities business	59,353	110,506
Total deductions	175,044	233,592
SIPC Net Operating Revenue	$168,076	$277,512
General Assessment @ .0025	$420	$694